**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS**

The following discussion of the financial position and operating results of the Company for the years ended December 31, 2005 and 2004 should be read in conjunction with the Consolidated Financial Statements and accompanying Notes, which have been prepared in accordance with generally accepted accounting principles in Canada. The Company also provides a reconciliation of these financial statements to accounting principles generally accepted in the United States, as described in Note 16 of the Consolidated Financial Statements. All monetary amounts are in United States dollars unless otherwise noted.

The effective date of this MD&A is March 6, 2006.

1. Overview

Northern Orion Resources Inc., a Canadian-based publicly traded mining company, is a mid-tier copper and gold producer engaged in exploration, development, and mining of base and precious metals.

The Company's primary mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine ("Alumbrera"), a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina. A full feasibility study for the development of the Agua Rica project is well under way and is expected to be completed in mid 2006.

2. Highlights

Northern Orion recorded net earnings of $18,695,000 ($0.13 per share) for the fourth quarter of 2005 ("Q4 2005") and net earnings of $44,128,000 ($0.31 per share) for the year ended December 31, 2005, compared with net loss of $16,477,000 ($0.15 per share) and net earnings of $1,229,000 ($0.01 per share) for the same periods in 2004 respectively.

2.1 Fourth Quarter 2005 Highlights

- The Company's **share of operating cash flow** before interest, depletion, depreciation, amortization and tax ("EBITDA", see Section 3.3) from Alumbrera was $31,295,000 ($0.21 per share) for the quarter, compared to $16,027,000 ($0.14 per share) for the fourth quarter of 2004 ("Q4 2004").

- **Equity in earnings** from Alumbrera was $20,260,000 ($0.14 per share) in Q4 2005, compared to $9,275,000 ($0.08 per share) for Q4 2004.

- **Average realized copper price** was $2.27 per pound and **average realized gold price** was $498 per ounce in Q4 2005. The Company's share of Alumbrera sales during the quarter was 16,498,000 pounds of copper and 23,067 ounces of gold. For the comparative period in 2004, the average realized prices for copper and gold were $1.51 per pound and $451 per ounce respectively, and the Company's share of Alumbrera sales was 10,970,000 pounds of copper and 17,301 ounces of gold.

1

- During the quarter, the Company became **debt-free** by repaying the entire balance of its term loan with Bayerische Hypo-und Vereinsbank ("HVB").

2.2 Full Year Highlights

- The Company's **share of operating cash flow** before interest, depletion, depreciation, amortization and tax ("EBITDA", see Section 3.3) from Alumbrera was $75,500,000 ($0.53 per share) for the year, compared to $58,243,000 ($0.53 per share) for 2004.

- **Equity in earnings** from Alumbrera was $46,755,000 ($0.33 per share) in 2005, compared to $32,659,000 ($0.30 per share) for 2004.

- **Average realized copper price** was $1.88 per pound and **average realized gold price** was $452 per ounce in 2005. The Company's share of Alumbrera sales during the year was 50,666,000 pounds of copper and 71,777 ounces of gold. For the comparative period in 2004, the average realized prices for copper and gold were $1.36 per pound and $415 per ounce respectively, and the Company's share of Alumbrera sales was 46,408,000 pounds of copper and 75,507 ounces of gold.

- During the year, the Company made significant progress on a **feasibility study for the development of its Agua Rica project**. The study is expected to be completed by mid 2006, and discussions for the financing of the project are well under way.

- In February 2005, the Company raised gross proceeds of Cdn.$125,012,500 (U.S.$101,637,000) from a **short-form prospectus offering** of units. The proceeds of this financing are intended to be for development of the Agua Rica project.

- During the year, the Company realized a **foreign exchange gain** of $2,033,000 by converting a portion of its cash held in Canadian dollars (Cdn.$74 million) into U.S dollars.

- At December 31, 2005, the Company had a **cash position** (including temporary investments) of $135,911,000.

3. Results of Operations for the fourth quarter and for the year ended December 31, 2005

The following table sets forth selected consolidated financial information for the fourth quarters of 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations	Fourth quarter		Years ended December 31,		
	2005	2004	2005	2004	2003
Equity earnings of Minera Alumbrera Ltd.	$ 20,260	$ 9,275	$ 46,755	$ 32,659	$ 10,562
Expenses					
Financing costs	(281)	(723)	(1,134)	(1,036)	--
Foreign exchange gain (loss)	63	(1,074)	2,794	(1,621)	(436)
Office and administration	(1,537)	(658)	(3,342)	(2,205)	(812)
Professional and consulting	(766)	(939)	(1,957)	(1,989)	(1,840)
Property maintenance and exploration	(61)	--	(193)	--	--
Stock-based compensation	(77)	(63)	(1,749)	(1,607)	(5,043)
Write-down of mineral property interests	--	(22,209)	--	(22,209)	--
Interest and other income	1,171	222	3,493	366	438
Interest expense	(77)	(308)	(539)	(1,129)	(513)
Net earnings for the period	$ 18,695	$ (16,477)	$ 44,128	$ 1,229	$ 2,356
Earnings per share - basic	$ 0.13	$ (0.15)	$ 0.31	$ 0.01	$ 0.04
Earnings per share - diluted	$ 0.11	$ (0.15)	$ 0.27	$ 0.01	$ 0.04
Weighted average shares outstanding ('000s)					
Basic	148,476	111,875	143,734	109,214	57,014
Diluted	167,886	136,239	163,361	131,541	60,074
Consolidated balance sheets			As at December 31,		
			2005	2004	2003
Total assets			$308,973	$189,078	$182,287
Total long-term liabilities			$ 21,500	$ 23,657	$ 52,565

The following table sets forth selected results of operations for the last eight quarters ended December 31, 2005 (in thousands of U.S. dollars, except per share amounts):

Table 2

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Equity earnings of Alumbrera	$ 20,260	$ 11,304	$ 6,935	$ 8,256	$ 9,275	$ 7,972	$ 5,355	$ 10,057
Expenses	1,565	(1,567)	3,311	(682)	3,543	2,251	2,504	923
Write-down of mineral property interests	--	--	--	--	22,209	--	--	--
Earnings (loss)	18,695	12,871	3,624	8,938	(16,477)	5,721	2,851	9,134
Earnings (loss) per share - basic	$ 0.13	$ 0.09	$ 0.02	$ 0.07	$ (0.15)	$ 0.05	$ 0.03	$ 0.09
Earnings (loss) per share - diluted	$ 0.11	$ 0.08	$ 0.02	$ 0.06	$ (0.15)	$ 0.04	$ 0.02	$ 0.07

3.1 Alumbrera operations

The following is a summary of Northern Orion's 12.5 % proportional share of Alumbrera's operations for the fourth quarters and for the years ended December 31, 2005 and 2004:

Table 3

Company's 12.5% proportional share of Alumbrera operations				
	Fourth quarter		**Year ended December 31,**	
	2005	**2004**	**2005**	**2004**
Key financial statistics				
(amounts stated in thousands of U.S. dollars)				
(per share amounts stated in U.S. dollars)				
EBITDA (1)	31,295	16,027	75,500	58,243
Equity in earnings	20,260	9,275	46,755	32,659
EBITDA, per share (1)	0.21	0.14	0.53	0.53
Equity in earnings, per share	0.14	0.08	0.33	0.30
Sales - Copper (pounds)	16,498,000	10,970,000	50,666,000	46,408,000
Gold (ounces)	23,067	17,301	71,777	75,507
Average realized price				
Copper ($ per pound)	2.27	1.51	1.88	1.36
Gold ($ per ounce)	498	451	452	415
Copper cash costs per pound, net of gold credits (1)	0.05	(0.08)	0.10	(0.04)
Key production statistics				
Ore mined (tonnes)	1,103,000	1,061,000	4,172,000	4,023,000
Ore milled (tonnes)	1,197,000	1,155,000	4,576,000	4,419,000
Grades - Copper (%)	0.65	0.62	0.57	0.56
Gold (grams/tonne)	0.77	0.80	0.63	0.72
Recoveries - Copper (%)	91	91	90	90
Gold (%)	79	80	78	77
Production - Copper (pounds)	15,601,000	14,332,000	51,606,000	48,609,000
Gold (ounces)	23,972	23,418	72,162	79,146

(1) These are non-GAAP measures as described in Section 3.3.

The Alumbrera mine reported record sales and earnings in the fourth quarter of 2005. Mill throughput and concentrate railed from the filter plant to the port in December were also records for the mine. Both contributed to record sales, of which Northern Orion's share was 16,498,000 million pounds of copper and 23,067 ounces of gold, an increase of 50% and 33% respectively compared to the fourth quarter of 2004. The mine also sold copper and gold at record average prices of $2.27 per pound of copper and $498 per ounce of gold, an increase of 50% and 10% respectively compared to the fourth quarter of 2004.

Compared to the budgeted mine plan, material mined and ore milled during the year ended December 31, 2005 was below budget due to power outages caused by inclement weather during the third quarter of 2005 and due to some of the mine fleet being diverted to the planned construction of a tailings embankment in the second quarter of 2005. However, copper and gold production was slightly over budget primarily as a result of higher grades of copper and gold mined.

Compared to 2004, tonnes of ore mined and milled at Alumbrera were 4% higher in 2005. Copper grades were similar in both 2004 and 2005, and copper production was 6% higher in 2005 than in 2004. However, gold grades were significantly lower in 2005, resulting in a 9% decrease in gold production in 2005. This has a negative impact on the calculation of cash costs per pound of copper, net of gold credits, in 2005, as discussed under Section 3.3.

The average realized prices of copper and gold in 2005 were $1.88 per pound and $452 per ounce, respectively, compared to $1.36 and $415, respectively, in 2004. Both are annual record highs for the mine since it commenced production in 1997.

3.2 Recent Developments at Alumbrera

In June 2005, the Company was advised by Mineral Alumbrera Ltd. that Mineral Reserves at Alumbrera had been increased by more than 10%, and that US$15.5 million (Northern Orion share - US$1.9 million) would be spent on an expansion of the concentrator at the mine. The expansion, which is projected to increase mill throughput by 8% to 40 million tonnes per annum, is scheduled for commissioning in December 2006 and should result in an increase in production levels.

Alumbrera confirmed 40 million tonnes of additional Mineral Reserves from its on-going ore delineation drilling program, undertaken both within the existing ore envelope and from extensions at depth, plus improvements in the ultimate pit slopes design. This equates to an additional 375 million pounds of contained copper (Northern Orion share – 46.9 million pounds) and 500,000 ounces of gold (Northern Orion share – 62,500 ounces) over the life of the mine, and is a further increase to the 80 million tonnes of Mineral Reserves Alumbrera announced in June 2004. The mine plan has been re-optimized based on a new geological model with this additional mineralization. Alumbrera plans to continue with in-pit resource definition in hopes of adding further Mineral Reserves.

As a consequence of the announced increase, Mineral Reserves and Resources as at December 31, 2005 are as follows (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*

Proved	360 Mt @0.46%Cu & 0.51 gpt Au
Probable	23 Mt @0.42%Cu & 0.43 gpt Au
Total	380 Mt @0.46%Cu & 0.51 gpt Au

Mineral Resources* (additional to Reserves)

Measured	19 Mt @0.37%Cu & 0.36 gpt Au
Indicated	4 Mt @0.40%Cu & 0.40 gpt Au
Total	23 Mt @0.38%Cu & 0.37 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera's internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited. Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the "JORC" code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

3.3 Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow. In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax ("EBITDA") at Alumbrera. This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company's ability to generate cash flows for investing and other activities. The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry. These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

Cash costs increased to $0.05 per pound of copper in Q4 2005 from negative $0.08 per pound in Q4 2004. Similar increases were experienced for the twelve months of 2005 compared to the same period in 2004. Lower gold production and sales, due to lower grades of gold being mined during 2005, and higher fuel prices have been the primary contributors to a higher cash cost in 2005.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 4

(Stated in thousands, except ounce, pound, per ounce and per pound amounts)	Fourth quarter		Year ended December 31,	
	2005	2004	2005	2004
EBITDA Calculation				
Revenues from mining activities	$ 43,616	$ 22,968	$ 113,057	$ 87,476
Cash cost of sales	(12,321)	(6,941)	(37,556)	(29,233)
EBITDA	**$ 31,295**	**$ 16,027**	**$ 75,501**	**$ 58,243**
Interest, taxes, depreciation and amortization	(11,035)	(6,752)	(28,746)	(25,584)
Equity earnings of Alumbrera	**$ 20,260**	**$ 9,275**	**$ 46,755**	**$ 32,659**
Cash cost calculation				
Gold sales in ounces	23,067	17,301	71,777	75,507
Average realized price per ounce	$ 498	$ 451	$ 452	$ 415
Total gold revenues	$ 11,487	$ 7,803	$ 32,442	$ 31,322
Cash cost of sales	12,321	6,941	37,556	29,233
Net costs after gold credits	834	(862)	5,114	(2,089)
Copper sales in pounds	16,498,000	10,970,000	50,666,000	46,408,000
Cash cost per pound of copper	**$ 0.05**	**$ (0.08)**	**$ 0.10**	**$ (0.05)**

3.4 Agua Rica

In late 2004, the Company commissioned Hatch Ltd. to prepare a detailed feasibility study to support financing. This study, which is expected to be completed in mid 2006, will focus on the development of a mine and processing facility at Agua Rica, with production planned to commence approximately three years after the Company obtains all necessary permits. Part of this study also included a re-estimation of the Agua Rica resources using the full 176-hole database previously developed by BHP. The results of the re-estimation, completed in March 2005 and available on SEDAR at www.sedar.com, showed a significantly expanded resource.

The Company is currently completing additional field work to support the feasibility study. Most of the work in 2005, which will continue in 2006, included drilling in the mine area for pit slope stability and hydrogeological data, metallurgical test work, water supply drilling, updating the block model and resource estimate, and performing additional baseline work to support the environmental impact assessment. The initial open pit outlines, scheduling and port location have been determined. The Company has also mandated a financial advisor to arrange project debt financing and is currently in discussions with international project finance banks that may potentially participate in the financing.

In the fourth quarter of 2005, the Company spent $6,492,000 on advancing the feasibility study. During the year ended December 31, 2005, $17,795,000 was spent on the feasibility study.

3.5 Corporate

Corporate expenses in 2005 were generally in line with 2004, except for foreign exchange and office and administration.

The Company raised Cdn.$125,012,500 (U.S.$101,637,000) from its short form prospectus offering of the Company's shares in February 2005, as described below. During the third quarter of 2005, the Company converted approximately Cdn.$74 million into U.S dollars and realized a foreign exchange gain of $2,033,000. The general drop in the U.S. dollar compared to the Canadian dollar in 2005 has resulted in total foreign exchange gains (realized and unrealized) of $2,794,000 for 2005.

Office and administration costs increased from $2,205,000 in 2004 to $3,342,000 in 2005 primarily due to increased personnel and associated costs at head office and the introduction of a defined contribution pension program in the fourth quarter of 2005. In Q4 2005, the Company made total cash payments of $1,194,000 to the program, which provides pension and life insurance benefits to members of senior management. Of this amount, $817,000 related to past service costs.

Interest income increased from $366,000 in 2004 to $3,493,000 in 2005 due to the Company's increased cash balances from the short form prospectus offering and due to rising interest rates in 2005. At December 31, 2005, $108,000 in interest receivable was included in prepaid expenses and other receivables on the balance sheet.

Financing costs represent the amortization of the bank commitment fees and finance charges associated with the HVB $24.5 million term loan facility acquired in March 2004. As the Company repaid the outstanding balance on the term loan in December 2005, all financing costs have now been fully amortized. The amount amortized is higher in Q4 2004 than in Q4 2005 because in December 2004, the Company decided that it would accelerate its payback of the loan principal, resulting in a reduced amortization period for the financing costs. The original repayment called for a payback period extending to June 2008.

Interest expense decreased from $1,129,000 in 2004 to $539,000 in 2005 as the balance of the HVB loan was reduced at various times during 2005.

4. Liquidity and Capital Resources

At December 31, 2005, the Company had working capital of $133,605,000 (December 31, 2004 - $21,168,000) and cash and cash equivalents and temporary investments of $135,911,000 (December 31, 2004 - $45,689,000). The increase in the cash balances in 2005 compared to 2004 was mostly due to proceeds received from the short form prospectus offering of the Company's shares as described below, and by cash distributions of $34,318,000 from the Company's 12.5%-owned Alumbrera mine.

At December 31, 2005, the Company also had restricted cash of $660,000 held in a non-interest bearing bank account in Argentina. Pursuant to Decree 616/2005 and its complementary legislation issued by the Argentine Executive Branch on June 9, 2005 to control the speculative movement of capital into and out of Argentina, funds entering Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply. Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

During 2005, the Company repaid its $9 million loan to BHP Billiton and made principal repayments of $17,540,000 on its HVB loan. At December 31, 2005, the Company had no long-term debt, compared to $26,440,000 at December 31, 2004.

4.1 Share capital

On February 17, 2005, the Company completed a short form prospectus offering for the sale of 34,250,000 units of the Company at a price of Cdn.$3.65 per unit for gross proceeds of Cdn.$125,012,500 (U.S.$101,637,000). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional common share at a price of Cdn.$6.00 and will expire on February 17, 2010. These warrants trade on the Toronto Stock Exchange.

In the first quarter of 2005, 1,812,500 share purchase warrants and 50,000 stock options were exercised at weighted average prices of Cdn.$1.33 and Cdn.$1.30 respectively, giving gross proceeds of $2,016,000, and 200,000 stock options were exercised as share appreciation rights. There were no share issuances during the last three quarters of 2005.

In 2005, the Company granted 2,395,000 stock options with exercise prices ranging between Cdn.$2.99 and Cdn.$3.25 per share, expiring in 2012. This gave rise to a stock-based compensation charge of $1,749,000 in 2005.

Subsequent to December 31, 2005, 150,000 stock options were exercised at prices ranging from Cdn.$1.50 to Cdn.$2.99 per share for proceeds of Cdn.$374,000 (U.S.$322,000). An additional 1,690,000 stock options were exercised for share appreciation rights.

At March 6, 2006, the Company had 149,681,911 common shares outstanding and 9,947,500 stock options outstanding. These options are exercisable at prices ranging from Cdn.$1.30 to Cdn.$3.25 per share and expire mostly between 2010 and 2012.

At March 6, 2006, the Company had the following share purchase warrants outstanding:

Table 5		
Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,466,415 [1]	2.00	May 29, 2008
1,000,000	4.74	March 1, 2007
17,125,000 [2]	6.00	February 17, 2010
57,591,415		

(1) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT
(2) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT.A

4.2 Outlook

The Company anticipates copper and gold prices to remain strong in 2006. In 2006, the mine plan at Alumbrera calls for the mining of zones that are of similar copper grades as that achieved in 2005 (2006 – 0.56%; 2005 – 0.57%), and slightly higher gold grades as compared to 2005 (2006 – 0.69 g/t; 2005 – 0.63 g/t). Recovery rates in 2006 are expected to be similar to 2005. The following graphs show the estimated grades and recoveries for copper and gold for each of the quarters in 2006:






The information above is subject to change and is subject to the risk factors described under Section 6.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to ten years, which, along with the February 2005 short-form prospectus offering for Cdn.$125,012,500 (U.S.$101,637,000), will provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production. The Company will also require significant external financing or third party participation in order to bring Agua Rica into production. However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company's projects, including Agua Rica, to the production stage, and to fund other acquisition projects. This could also result in the Company having difficulty in obtaining external financing or third party participation.

If so, over the long-term, the Company may be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production. Insofar as factors beyond the Company's control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

4.3 Contractual Obligations

The following table summarizes the Company's major contractual obligations as at December 31, 2005:

(in thousands of U.S. dollars)	Total	Less than 1 year	1-5 years	More than 5 years
Long-term debt	$ -	$ -	$ -	$ -
Asset retirement obligations	447	-	-	447
Royalty and net proceeds interest	12,853	-	-	12,853
	$13,300	$ -	$ -	$ 13,300

In January 2005, the Company entered into a financial advisory services agreement with Endeavour Financial International Corporation ("Endeavour") pursuant to which Endeavour will act as the Company's financial advisor and assist in obtaining financings, other than the raising of equity capital, for the development of the Company's Agua Rica Project. Endeavour will be paid a monthly retainer of $15,000 as well as fees based on certain milestones and a success fee based on transaction value. This agreement has a minimum term of 12 months and can be terminated thereafter on 30 days notice.

5. Related Party Transactions

A number of the Company's Canadian executive officers are engaged under contract with those officers' personal services companies. The Company paid $1,069,000 for management fees and expenses to private companies controlled by officers and directors of the Company in 2005, compared to $1,368,000 in 2004. All related party transactions were recorded at the amounts agreed upon between the parties. Any balances payable are payable on demand without interest.

6. Risk Factors

6.1 Risks associated with the mining industry

The Company is engaged in the exploration, development and operation of mineral deposits, primarily in Argentina. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

The Company is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not known whether such changes would have a material effect on the operations of the Company.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The Company does not maintain insurance against political or environmental risks, but may be required to do so in conjunction with the financing of the development of the Agua Rica project. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company's securities.

6.2 Risks associated with financial markets

As the Company currently uses the U.S. dollar as its functional and reporting currency, fluctuations in exchange rates between the U.S. dollar and other currencies may affect the results of operations and financial position of the Company.

Operations at the Alumbrera Mine are predominately conducted in US dollars as the prices of copper and other metals are referenced in U.S. dollars. However, local costs and expenses are primarily paid in Argentinean pesos. The currency in Argentina had previously been fixed to the

US dollar but was devalued in 2002. Deterioration of the US dollar against the Argentinean peso will have an adverse effect on the earnings of Alumbrera.

Fluctuations in the exchange rate between the Canadian and U.S. dollar may have a favourable or unfavourable impact on the Company's results of operations and financial condition. The Company has historically raised equity financings in Canadian dollars, and continues to hold some of its cash resources in Canadian dollars. During 2005, the Company raised gross proceeds of Cdn.$125,012,500 (U.S.$101,637,000) from a short-form prospectus offering of units. In the third quarter of 2005, the Company converted Cdn.$74 million of these funds into U.S. dollars in order to reduce the risk of currency fluctuations. At December 31, 2005, approximately 28% of the Company's cash, cash equivalents and temporary investments balance was held in Canadian dollars.

6.3 Risks associated with metals prices

Metals prices have a direct impact on Alumbrera's earnings and the commercial viability of the Company's other mineral properties and are subject to volatile price fluctuations. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies, interest rates, and inflation. The Company's earnings are particularly sensitive to copper price fluctuations, and to a lesser extent, gold prices. While prices for copper and gold have increased significantly since the start of 2003, with copper prices currently at all-time highs, there is no assurance that this trend will continue or that current prices will sustain.

6.4 Risks associated with foreign operations

The Company's investments in foreign countries such as Argentina carry certain risks associated with different political and economic environments. The Company undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

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7. Critical Accounting Policies and Estimates

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2005.

7.1 Mineral property interests

Mineral properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned.

Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amount as appropriate. If impairment is determined to exist, the mineral property will be written down to its net realizable value. In 2004, the Company decided to write-down its non-Argentinean assets, and as a result, its Mantua property in Cuba was written down to $1.

The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interests carrying values.

7.2 Equity investments and accounting for Alumbrera

The Company's 12.5% investment in Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

7.3 Asset retirement obligations

Effective January 1, 2003, the Company adopted the accounting standard to record provisions for reclamation and closure associated with the retirement of mining property, plant and equipment. The fair value of liabilities is recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is re-evaluated at each reporting period. The Company has recorded the fair value of its estimated reclamation and closure liabilities at its Agua Rica and Mantua projects.

7.4 Stock-based compensation

Effective January 1, 2002, the Company used the fair value method for accounting for all stock-based payments to non-employees and employees, including those that are direct awards of stock, call for the settlement in shares, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Under the fair value method, employee compensation expense attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award using an option-pricing model. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.

7.5 Foreign Currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities resulting from foreign currency transactions are translated into U.S. dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Expense items are translated into U.S. dollars at the rate of exchange in effect at the date of the transaction. All exchange grains or losses arising on translation are included in results of operations for the year.

8. Disclosure Controls and Procedures

In connection with new regulatory requirements concerning continuous disclosure and corporate governance, the Company established a formal Company wide disclosure controls and procedures policy (the "Disclosure Policy") during the year ended December 31, 2005. The Disclosure Policy was completed after an evaluation of the effectiveness of the Company's existing disclosure controls and procedures and an extensive research of related legal and regulatory issues. The Disclosure Policy, which was approved by the Company's board of directors and implemented in August 2005, included the setting up of a disclosure committee to, among other things, monitor on an ongoing basis the Company's compliance with the Disclosure Policy. The committee consists of the Company's President and Chief Executive Officer, and the Chief Financial Officer, with assistance from the Company's Corporate Manager.

Management is satisfied that i) its disclosure controls are effective and that material information relating to the Company's business and operations, including its subsidiaries, during the year ended December 31, 2005 has been disclosed in accordance with regulatory requirements and good business practices, ii) that the Company's policies and systems provide reasonable assurance that material information will be made known to senior management in a timely manner, and iii) that the Company's disclosure controls and procedures will enable the Company to meet its ongoing disclosure requirements.

This Management's Discussion and Analysis ("MD&A"), which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. Other than statements of historical fact included herein, all statements, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of copper and gold, variations in ore reserves, grade or recovery rates, economic conditions, cost and availability of capital, governments and governmental regulations, delays in obtaining governmental approvals or financing, other risks associated with mining or in the completion of development or construction activities, and other factors discussed under "Risk Factors". There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

March 6, 2006

<u>"David Cohen"</u>
David Cohen
President and Chief Executive Officer